FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                       of the Securities Exchange Act of
                                     1934


                               February 15, 2006

                       Commission File Number 001-14978


                              SMITH & NEPHEW plc
                              (Registrant's name)


                                15 Adam Street
                           London, England WC2N 6LA
             (Address of registrant's principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

               Form 20-F  X                   Form 40-F
                         ---                            ---

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

               Yes                            No  X
                   ---                           ---

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

               Yes                            No  X
                   ---                           ---

     [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

               Yes                            No  X
                   ---                           ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                 Smith & Nephew plc
                                                 (Registrant)


Date: February 15, 2006
                                                  By:   /s/ Paul Chambers
                                                        -----------------
                                                 Paul Chambers
                                                 Company Secretary




                   NOTIFICATION OF MAJOR INTERESTS IN SHARES


1. Name of company

Smith & Nephew plc


2. Name of shareholder having a major interest

The Capital Group Companies, Inc.


3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non-beneficial


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Capital Guardian Trust Company:

State Street Nominees Ltd   82,550
Bank Of New York Nominees Ltd   1,304,343
Chase Manhattan Bank Australia Ltd   8,500
Chase Nominees Ltd   6,815,456
BT Globenet Nominees Ltd   137,300
Midland Bank plc   194,900
Cede & Co 131,900
Deutsche Bank Mannheim 4,500
Bankers Trust 49,200
Nortrust Nominees 1,385,974
Royal Bank of Scotland   12,000
MSS Nominees Ltd   31,700
State Street Bank & Trust Co  51,100
RBSTB Nominees Ltd    9,700
Deutsche Bank AG 3,600
HSBC Bank plc  600
ROY Nominees Ltd   4,600
Mellon Nominees (UK) Ltd   337,900
HSBC 5,200
JP Morgan Chase Bank   907,333

Capital International Ltd:

State Street Nominees Ltd   9,200
Bank of New York Nominees  1,010,846
Northern Trust   376,344
Chase Nominees Ltd   658,145
Midland Bank plc   22,900
Citibank London 130,200
Morgan Guaranty  77,500
Nortrust Nominees  668,026
Royal Bank of Scotland 96,400
State Street Bank & Trust Co   69,000
National Westminster Bank 10,800
Deutsche Bank AG   282,841
HSBC Bank plc  265,565
Mellon Bank NA 28,700
KAS UK 8,900
Bank One London  31,300

Capital International SA:

Chase Nominees Ltd   83,900
Midland Bank plc 2,400
National Westminster Bank 10,200
Lloyds Bank 5,200
HSBC Bank plc 38,400

Capital Research and Management Company:

State Street Nominees Ltd   15,612,980
Chase Nominees Ltd   73,427,814
State Street Bank & Trust Co 159,710

  Capital International Inc

  Nortrust Nominees 23,000
  HSBC Bank plc 11,500


5. Number of shares / amount of stock acquired

Not disclosed


6. Percentage of issued class

Not disclosed


7. Number of shares / amount of stock disposed

................................................................


8. Percentage of issued class
................................................................


9. Class of security

Ordinary shares of US 20 cents


10. Date of transaction

Not known


11. Date company informed

15.02.06


12. Total holding following this notification

104,600,127


13. Total percentage holding of issued class following this notification

11.19%


14. Any additional information

................................................................


15. Name of contact and telephone number for queries

Phil Higgins - Assistant Company Secretary
020 7960 2228


16. Name and signature of authorised company official responsible for making this notification

Phil Higgins - Assistant Company Secretary


Date of notification

15.02.06


The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.